Fortuna Added to the S&P/TSX Composite Index

Vancouver, December 16, 2011-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI) is pleased to announce that it has been added to the S&P/TSX Composite, effective at the market open on Monday, December 19, 2011.  The Company joins Canada’s other leading silver producers on the 255-company index, which represents the largest businesses on the Toronto Stock Exchange.

“Fortuna’s addition to the S&P/TSX Composite caps a year of transformation for the Company,” said Jorge A. Ganoza, Fortuna President, CEO and co-founder.  “As a new addition to the Index, Fortuna’s management is looking forward to the heightened visibility and exposure that it brings to its constituent companies.  With the opening of our San Jose mine in Mexico this fall adding to existing production from the Caylloma mine, our silver production has increased substantially and will continue to increase during 2012 providing our shareholders with growing exposure to the metal.”

About the S&P/TSX Index

The S&P/TSX Composite is the headline index for the Canadian equity market.  It is the broadest in the S&P/TSX family and is the basis for multiple sub-indices including but not limited to equity indices, Income Trust Indices, Capped Indices, GICS Indices and market cap based indices.  The Toronto Stock Exchange (TSX) serves as the distributor of both real-time and historical data for this index.  S&P Indices, the world’s leading index provider, maintains a wide variety of investable and benchmark indices to an array of investor needs.  For more information, visit www.standardandpoors.com/indices.

About Fortuna Silver Mines Inc.

Established in 2004, Fortuna is a growth-oriented silver and base metal producer focused on mining opportunities in Latin America.  Its primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is also engaged in exploration activities at the Mario property in central Peru and is selectively pursuing additional acquisition opportunities in the region.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 2

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.